

June 15, 2012

<u>Via E-Mail</u>
Mark Jarvis
Chief Executive Officer
Hard Creek Nickel Corporation
1060 – 1090 West Georgia Street
Vancouver, British Columbia
Canada V6E 3V7

> **Re: Hard Creek Nickel Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed May 25, 2012**
> **File No. 000-52326**

Dear Mr. Jarvis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining